Consulting Agreement

eConnect hereby contracts the services of Robert Graham for the purpose of the branding of the eConnect name on a series of HSR and PCA race cars and the promotions of eConnect in future car races such as the scheduled June 2 Willow Springs race to be aired on Speed Vision June 24, June 30th, July 14, and July 17th.

Robert Graham will be paid 150,000 free trading shares of eConnect stock for such services that he is rendering to eConnect.

eConnect


By: /s/  Thomas S. Hughes
Thomas S. Hughes
Chairman and CEO
Dated: May 11, 2000